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                                                                      EXHIBIT 91

                                 [INTEROIL LOGO]

                              INTEROIL CORPORATION
                             WEEKLY DRILLING REPORT
                                28TH OCTOBER 2003

MOOSE ST-1

TYPE:                         Oil Exploration.

LOCATION:                     PPL 238, Eastern Papuan Basin.

                              145 degrees 11' 08.52" E, 06 degrees 57' 50.96" S

STATUS AT 0600 (EST):         Preparing to test limestone section, 643-810m
                              (2,100-2,757ft).

INTEREST:                     InterOil subsidiary SPI (208) Limited 100%

OPERATOR:                     SPI (208) Limited

PROSPECT DESCRIPTION:         Anticline with Late Cretaceous sandstone (primary)
                              and Miocene-Eocene limestone (secondary) objectives.

MOOSE-2

TYPE:                         Oil Exploration / Appraisal well

LOCATION:                     PPL 238, Eastern Papuan Basin

                              145 degrees 12' 18.0" E, 06 degrees 59' 41.47" S
                              (provisional, subject to site survey).

CURRENT STATUS:               Drill site prepared approximately 4.5 km SE
                              (2.8 miles) from Moose ST-1 well on the same structure. RB2000 drilling rig mobilization will occur following testing of Moose ST-1 limestone section.

PLANNED TOTAL DEPTH:          1,700m (5,577ft)

INTEREST:                     InterOil subsidiary SPI (208) Limited 100%

OPERATOR                      SPI (208) Limited

PROSPECT DESCRIPTION:         Step-out well to appraise the aerial extent of the
                              Moose limestone reservoir that had oil shows in the Moose ST-1

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                              well.

                              Deeper exploration target of Pale sandstone based on data obtained from Moose ST-1 well confirmed, two way dip closure, doubly plunging thrust anticline, seal and increasing background gasses (ethane, methane and propane).

STERLING MUSTANG-1

TYPE:                         Oil Exploration

LOCATION:                     PPL 238 Eastern Papuan Basin

                              145 degrees 23' 47.82" E, 06 degrees 56' 54.40"S

CURRENT STATUS:               Drill site prepared and fully modified for the
                              Simmons Rig #3. The Rig departed from Surabaya,
                              Indonesia on the 9th October, 2003 and is expected to arrive in Papua New Guinea on the 31st October
                              2003.

                              The well is expected to spud mid-November 2003.

PLANNED TOTAL DEPTH:          2,200m (7,218ft)

INTEREST:                     InterOil subsidiary SPI (208) Limited 100%

OPERATOR:                     SPI (208) Limited

PROSPECT DESCRIPTION:         Two way dip, doubly plunging thrust anticline with
                              Late Cretaceous Pale and Subu quartz sandstones
                              (primary) and Eocene "Mendi" Limestone with fracture porosity (secondary) objectives.

FOR FURTHER INFORMATION:

NORTH AMERICA                              AUSTRALASIA
Gary M Duvall                              Anesti Dermedgoglou
Vice President, Corporate Development      Vice President, Investor Relations
InterOil Corporation                       InterOil Corporation
gary.duvall@interoil.com                   anesti@interoil.com
Houston, TX USA                            Cairns, Qld Australia
Phone: +1 281 292 1800                     Phone: +61 7 4046 4600

Lisa Elliott                               Andy Carroll
DRG&E                                      General Manager, Upstream Exploration
lelliott@drg-e.com                         InterOil Corporation
Phone: +1 713 529 6600                     Phone: +61 2 9279 2000